Exhibit 99.1

Consolidated Financial Statements

Years ended October 31, 2021 and 2020

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada

Tel 416-777-8500

Fax 416-777-8818

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of VersaBank

Opinion

We have audited the consolidated financial statements of VersaBank (the Bank), which comprise:

•	the consolidated balance sheets as at October 31, 2021 and October 31, 2020

•	the consolidated statements of income and comprehensive income for the years then ended

•	the consolidated statements of changes in shareholders’ equity for the years then ended

•	the consolidated statements of cash flows for the years then ended

•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2021 and October 31, 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our auditors’ report.

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended October 31, 2021. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditors’ report.

Assessment of Allowance for Credit Losses for Performing Loans

Description of the matter

We draw attention to Notes 2(e), 3(d) and 6 to the financial statements. The Bank’s allowance for expected credit losses (ECL) for performing loans is $1,453,000. The Bank’s ECL model develops contractual cashflow profiles for loans. The ECL calculation is a function of the credit risk parameters; probability of default and loss given default associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of forward looking information (FLI).

The Bank exercises significant judgments in:

•	Assessing significant increase in credit risk (SICR) since initial recognition

•	Selecting relevant FLI.

The Bank has also applied expert credit judgment (ECJ), where appropriate, to reflect, amongst other items, uncertainty in the Canadian macroeconomic environment attributable to the continued impact of COVID-19.

Why the matter is a key audit matter

We identified the assessment of the ECL for performing loans as a key audit matter. This matter represented an area of significant risk of material misstatement. Significant auditor judgement was required due to the high degree of estimation uncertainty in determining the estimate and the significant judgements described above. Assessing the ECL for performing loans required significant auditor effort and specialized skills and knowledge to apply audit procedures and evaluate the results of those procedures.

How the matter was addressed in the audit

The following were the primary procedures we performed to address this key audit matter.

We evaluated the design and tested the operating effectiveness of certain controls over the Bank’s ECL process. This included the Bank’s controls related to:

–	The determination of loan risk ratings used to identify whether there has been a SICR

–	Management’s review of ECL which includes their review of FLI and the application of ECJ.

–	We involved credit risk professionals with specialized skills and industry knowledge who assisted in evaluating:

–	The methodology used by the Bank to determine a SICR by assessing compliance with the relevant accounting standard, and assessing the probability of default and loss given default used in calculating ECL by comparing to industry data

–	The appropriateness of FLI applied at the credit risk parameter level by comparing against external macroeconomic data

–	The methodology and appropriateness of ECJ adjustments to the modeled results by applying our industry knowledge and relevant credit experience.

For a selection of loans, we independently assessed the assigned loan risk ratings against the Bank’s loan risk rating scale.

Other Information

Management is responsible for the other information. Other information comprises the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

•	Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditors’ report is Paula M. Foster.

Toronto, Canada

November 30, 2021

VERSABANK

Consolidated Balance Sheets

As at October 31, 2021 and 2020

(thousands of Canadian dollars)
	2021	2020

Assets

Cash (note 5)	$271,523	$257,644
Loans, net of allowance for credit losses (note 6)	2,103,050	1,654,910
Other assets (note 7)	40,513	31,331

	$2,415,086	$1,943,885

Liabilities and Shareholders' Equity

Deposits (note 9)	$1,853,204	$1,567,570
Subordinated notes payable (note 10)	95,272	4,889
Securitization liabilities (note 11)	-	8,745
Other liabilities (note 12)	134,504	107,393
	2,082,980	1,688,597

Shareholders' equity:
Share capital (note 13)	241,466	182,094
Retained earnings	90,644	73,194
Accumulated other comprehensive income (loss)	(4)	-
	332,106	255,288

	$2,415,086	$1,943,885

The accompanying notes are an integral part of these Consolidated Financial Statements.

On behalf of the Board:

/s/ David R. Taylor	/s/ Hon. Thomas A. Hockin
David R. Taylor	Hon. Thomas A. Hockin
President and Chief Executive Officer	Chair of the Board

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Consolidated Statements of Income and Comprehensive Income

Years ended October 31, 2021 and 2020

(thousands of Canadian dollars, except per share amounts)
	2021	2020

Interest income:
Loans	$88,055	$83,232
Other	1,433	2,862
	89,488	86,094

Interest expense:
Deposits and other	26,446	31,461
Subordinated notes	2,885	508
	29,331	31,969

Net interest income	60,157	54,125

Non-interest income (note 4)	5,200	60
Total revenue	65,357	54,185

Provision for (recovery of) credit losses (note 6(b))	(438)	(344)
	65,795	54,529

Non-interest expenses:
Salaries and benefits	20,243	16,964
General and administrative	11,110	8,357
Premises and equipment	3,653	2,456
	35,006	27,777

Income before income taxes	30,789	26,752

Income tax provision (note 15)	8,409	7,347

Net income	$22,380	$19,405

Other comprehensive income (loss):

Items that may subsequently be reclassified to net income:
Foreign exchange gain (loss) on translation of
foreign operations	(4)	-

Comprehensive income	$22,376	$19,405

Basic and diluted income per common share (note 16)	$0.96	$0.82

Weighted average number of
common shares outstanding	21,752,930	21,123,559

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Changes in Shareholders’ Equity

Years ended October 31, 2021 and 2020

(thousands of Canadian dollars)
	2021	2020

Common shares (note 13):

Balance, beginning of the year	$152,612	$152,612

Issued during the year	75,101	-
Cancelled during the year	(39)	-

Balance, end of the year	$227,674	$152,612

Preferred shares (note 13):

Series 1 preferred shares

Balance, beginning and end of the year	$13,647	$13,647

Series 3 preferred shares
Balance, beginning of the year	$15,690	$15,690

Redemption of preferred shares	(15,690)	-

Balance, end of the year	$-	$15,690

Contributed surplus (note 13):

Balance, beginning and end of the year	$145	$145

Total share capital	$241,466	$182,094

Retained earnings:

Balance, beginning of the year	$73,194	$58,069

Adjustment for cancelled common shares	39	-
Transfer of transaction costs on redemption of Series 3,
preferred shares (note 13)	(1,123)	-
Net income	22,380	19,405
Dividends paid on common and preferred shares	(3,846)	(4,280)

Balance, end of the year	$90,644	$73,194

Accumulated other comprehensive income, net of taxes:

Balance, beginning of the year	$-	$-
Other comprehensive income (loss)	(4)	-

Balance, end of the year	$(4)	$-

Total shareholders' equity	$332,106	$255,288

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Cash Flows

Years ended October 31, 2021 and 2020

(thousands of Canadian dollars)
	2021	2020

Cash provided by (used in):

Operations:
Net income	$22,380	$19,405
Adjustments to determine net cash flows:
Items not involving cash:
Provision for (recovery of) credit losses	(322)	(344)
Income tax provision	8,409	7,347
Interest income	(89,488)	(86,094)
Interest expense	29,331	31,969
Amortization	1,729	1,149
Foreign exchange rate changes on debt	743	-
Interest received	85,390	83,363
Interest paid	(30,803)	(30,913)
Income taxes paid	(1,388)	-
Change in operating assets and liabilities:
Loans	(443,684)	(57,398)
Deposits	287,104	166,542
Change in other assets and liabilities	22,294	4,569
	(108,305)	139,595
Investing:
Acquisition of Digital Boundary Group,
net of cash acquired (note 4)	(7,473)	-
Purchase of investment (note 7)	(953)	-
Proceeds from sale and maturity of securities	-	10,000
Purchase of property and equipment	(14)	(245)
	(8,440)	9,755
Financing:
Issuance of subordinated notes payable,
net of issue costs (note 10)	89,498	-
Issuance of common shares,
net of issue costs (note 13)	73,226	-
Redemption of preferred shares (note 13)	(16,813)	-
Repayment of loan assumed from Digital Boundary Group	(1,410)	-
Redemption of securitization liability (note 11)	(8,631)	(24,530)
Dividends paid	(3,846)	(4,280)
Repayment of lease obligations	(621)	(355)
Income taxes paid	-	(1,686)
	131,403	(30,851)

Change in cash	14,658	118,499

Effect of exchange rate changes on cash	(779)	-

Cash, beginning of year	257,644	139,145

Cash, end of year (note 5)	$271,523	$257,644

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

1.	Reporting entity:

VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). The Bank, whose shares trade on the Toronto Stock Exchange and on the NASDAQ, provides commercial lending services to select niche markets in Canada.

The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

These Consolidated Financial Statements have been prepared in accordance with the Bank Act (Canada). The Superintendent of Financial Institutions Canada (the “Superintendent” or “OSFI”), has instructed that the financial statements are to be prepared in accordance with International Financial Reporting Standards (“IFRS”). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized below. These accounting policies conform, in all material respects, to IFRS.

a)	Statement of compliance:

These Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

b)	Date authorized for issuance:

These Consolidated Financial Statements were approved and authorized for issue by the Board of Directors of the Bank on November 30, 2021.

c)	Basis of measurement:

These Consolidated Financial Statements have been prepared on the historical cost basis except for assets and liabilities acquired in a business combination which are measured at fair value at the date of acquisition (see note 4), and the investment in Canada Stablecorp Inc. (see note 7) which is also measured at fair value in the Consolidated Balance Sheets.

d)	Functional and presentation currency:

These Consolidated Financial Statements are presented in Canadian dollars which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries and items included in the financial statements of the subsidiaries are measured using their functional currency.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

2.	Basis of preparation – continued:

e)	Use of estimates and judgments:

In preparing these Consolidated Financial Statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where significant judgement was applied include assessing significant increases in credit risk on financial assets since initial recognition and in the selection of relevant forward looking information as described in note 3 – Financial instruments. Estimates are applied in the determination of the allowance for expected credit losses on financial assets, the purchase price allocation associated with the Bank’s acquisition of Digital Boundary Group, the impairment test applied to intangible assets and goodwill, and the measurement of deferred income taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from that expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Estimates and assumptions made by the Bank, in particular as they relate to the Bank’s expected credit losses and capital management attempt to incorporate the current and anticipated impact of the COVID-19 pandemic, (“COVID-19”). Expanded discussion on the impact of COVID-19 on expected credit losses and capital management is included in note 6 – Loans, and note 22 – Capital management, respectively.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Significant accounting policies:

The significant accounting policies used in the preparation of these Consolidated Financial Statements were applied consistently to all years and are summarized below:

a)	Principles of consolidation:

The Bank holds 100% of the common shares of DRT Cyber Inc., 11409891 Canada Inc., 1422894 Ontario Limited and VersaJet Inc. DRT Cyber Inc. holds 100% of the common shares of 2021945 Ontario Inc. (see note 4 – Acquisition). The Consolidated Financial Statements include the accounts of these subsidiaries. All significant intercompany accounts and transactions have been eliminated.

b)	Business Combinations

The Bank applied IFRS 3 Business Combinations in its accounting for the acquisition of Digital Boundary Group as described in note 4 – Acquisition using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration if applicable, given at the acquisition date. Contingent consideration is a financial instrument and, as such, is remeasured each period thereafter with the adjustment recorded to acquisition-related fair

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

value changes in the consolidated statements of income and comprehensive income. Acquisition-related costs are recognized as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including, if applicable, any amount of any non-controlling interest in the acquiree, over the net of the recognized amounts of the identifiable assets acquired and the liabilities assumed.

c)	Revenue recognition:

Interest income on cash and loans is recognized in net interest income using the effective interest rate method over the expected life of the instrument. Interest income earned but not yet collected on cash and loans is included in the respective cash and loans categories on the Consolidated Balance Sheets.

Interest income is recognized on impaired loans and is accrued using the rate of interest used to discount the future cash flows for purposes of measuring the impairment loss. Loan fees integral to the yield on the loan are amortized to interest income using the effective interest rate method; otherwise, the fees are recorded in non-interest income.

The acquisition of 2021945 Ontario Inc. and its wholly owned subsidiary, operating as Digital Boundary Group (see note 4 – Acquisition), generates a non-interest revenue stream for the Bank. Digital Boundary Group generates professional services revenue primarily from fees charged for IT security assurance services, supervisory control and data acquisition (SCADA) system assessments, as well as IT security training. Revenue is recognized when service is rendered and performance obligations have been satisfied and no material uncertainties remain as to the collection of receivables.

d)	Financial instruments:

Classification and Measurement

Under IFRS 9, all financial assets must be classified at initial recognition as a function of the financial asset’s contractual cash flow characteristics and the business model under which the financial asset is managed. All financial assets are initially measured at fair value, and are classified and subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income. Financial assets are required to be reclassified when the business model under which they are managed has changed. Any reclassifications are applied prospectively from the reclassification date. All financial liabilities are measured at amortized cost unless elected otherwise.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

d)	Financial instruments – continued:

Debt instruments

Financial assets that are debt instruments are categorized into one of the following measurement categories:

•	amortized cost;

•	fair value through other comprehensive income (“FVOCI”);

•	fair value through profit and loss (“FVTPL”).

The characterization of a debt instrument’s cashflows is determined through a solely payment of principal and interest (“SPPI”) test. The SPPI test is conducted to identify whether the contractual cash flows of a debt instrument are in fact solely payments of principal and interest and are consistent with a basic lending arrangement. In the context of the SPPI test, “Principal” is defined as the fair value of the debt instrument at origination or initial recognition, which may change over the life of the instrument as a function of a number of variables including principal repayments, prepayments, or amortization of a premium/discount. In the context of the SPPI test “Interest” is defined as the consideration for the time value of money and credit risk. The rationale for the SPPI test is to ensure that debt instruments that include structural features that are incongruent with a basic lending arrangement, such as conversion options, are classified as, and measured at FVTPL.

Debt instruments measured at amortized cost

The Bank’s debt instruments are measured at amortized cost. Debt instruments with contractual cash flows that meet the SPPI test and are managed on a hold to collect basis are measured at amortized cost. These financial instruments are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. The effective interest rate is the rate that discounts estimated future cashflows through the expected life of the instrument to the gross carrying amount of the instrument. Amortized cost is calculated as a function of the effective interest rate, taking into account any discount or premium on acquisition, transaction costs and fees. Amortization of these costs is included in interest income in the consolidated statement of income.

Equity instruments

Equity instruments are measured at FVTPL unless an irrevocable designation is made, at initial recognition to measure them at FVOCI. Gains or losses from changes in the fair value of equity financial instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. Amounts recognized in OCI are not to be subsequently reclassed to profit or loss, with the exception of dividends. Dividends received are recorded in interest income in the consolidated statement of income. Cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

d)	Financial instruments – continued:

Impairment – Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The Bank’s allowance for expected credit losses is estimated using the ECL methodology and is comprised of expected credit losses recognized on all financial assets that are debt instruments, classified either as amortized cost or as FVOCI, and on all loan commitments and financial guarantees that are not measured at FVTPL.

Expected credit losses represent unbiased and probability-weighted estimates that are modeled as a function of a range of possible outcomes as well as the time value of money, and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions, or more specifically forward-looking information (“FLI”) (see Forward-Looking Information below).

The Bank’s ECL or impairment model estimates 12 months of expected credit losses, (“TMECL”) for performing loans that have not experienced a significant increase in credit risk, (“SICR”) since initial recognition. Additionally, the ECL model estimates lifetime expected credit losses, (“LTECL”) on performing loans that have experienced a SICR since initial recognition. Further, individual allowances are estimated for loans that are determined to be credit impaired.

Loans or other financial instruments that have not experienced a SICR since initial recognition are designated as stage 1, while loans or financial instruments that have experienced a SICR since initial recognition are designated as stage 2, and loans or financial instruments that are determined to be credit impaired are designated as stage 3.

Assessment of significant increase in credit risk

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition. The determination of a SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

d)	Financial instruments – continued:

With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of a loan or other financial instrument has increased since initial recognition when contractual payments are more than 60 days delinquent. The Bank chose to use 60 days delinquency as an appropriate indicator of increased credit risk as it serves as a stable early warning indicator that the cashflows associated with the loan or other financial instrument under consideration may be in jeopardy and may not be realized by the Bank under the contractual repayment terms.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters; probability of default, loss given default, and exposure at default associated with each loan, sensitized to future market and macroeconomic conditions through the incorporation of FLI derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.

For clarity:

•	The probability of default (“PD”) for a loan or a financial instrument is an estimate of the likelihood of default of that instrument over a given time horizon;

•	The loss given default (“LGD”) for a loan or financial instrument is an estimate of the loss arising in the case where a default of that instrument occurs at a given time or over a given period; and,

•	The exposure at default (“EAD”) for a loan or financial instrument is an estimate of the Bank’s exposure derived from that instrument at a future default date.

The Bank’s ECL model develops contractual cashflow profiles for loans as a function of a number of underlying assumptions and a broad range of input variables. The expected cashflow schedules are subsequently derived from the contractual cashflow schedules, adjusted for incremental default amounts, forgone interest, and recovery amounts.

The finalized contractual and expected cashflow schedules are subsequently discounted at the effective interest rate to determine the expected cash shortfall or expected credit losses for each individual loan or financial instrument.

Individual allowances are estimated for loans and other financial instruments that are determined to be credit impaired and that have been designated as stage 3. A loan is classified as credit impaired when the Bank becomes aware that all, or a portion of, the contractual cashflows

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

d)	Financial instruments – continued:

associated with the loan may be in jeopardy and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the loan.

Forward-Looking Information

IFRS 9 requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions that is available without undue cost and effort in the estimation of the expected credit losses for loans. More specifically, under IFRS 9 expected credit losses represent an unbiased, probability-weighted estimate of the present value of cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of a default occurring in a given time period used as the weights). Additionally, IFRS 9 stipulates that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. The estimation and application of forward-looking information in an attempt to capture the impact of future economic conditions requires significant judgement.

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third party service provider, for the purpose of computing forward-looking risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward looking expected credit loss trends, the use of unbiased, third party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios, most often comprised of baseline, upside, and downside scenarios in order to mitigate volatility in the estimation of expected credit losses as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios. The weighted average of the individual, sensitized PD and LGD values that comprise each individual term structure forecast is subsequently computed to define unbiased PD and LGD term structure forecasts, which in turn are applied as inputs to the Bank’s internal ECL

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

d)	Financial instruments – continued:

model in the estimation of expected credit losses for the Bank’s loans. Macroeconomic indicator data derived from the baseline, upside and downside scenarios referenced above is also utilized in the development of credit risk parameter proxy datasets and applied to the Bank’s consumer loan and small and medium enterprise (SME) loan portfolios.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the price of oil, and the S&P/TSX Index. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Modified Financial Instruments

If the terms of whether a financial instrument is modified or an existing financial instrument is replaced with a new one, an assessment is made to determine if the financial instrument should be derecognized.

Where the modification does not result in derecognition, the date of origination continues to be used to determine SICR. Where modification results in derecognition, the modified financial instrument is considered to be a new instrument.

Fair value of financial instruments

Estimates of fair value are developed using a variety of valuation methods and assumptions. The Bank follows a fair value hierarchy to categorize the inputs used to measure fair value for its financial instruments. The fair value hierarchy is based on quoted prices in active markets (Level 1), models using inputs other than quoted prices but with observable market data (Level 2), or models using inputs that are not based on observable market data (Level 3).

Valuation models may require the use of inputs, transaction values derived from models and input assumptions sourced from pricing services. Valuation inputs are either observable or unobservable. The Bank makes use of external, readily observable market inputs when available and may include certain prices and rates for shorter-dated Canadian yield curves and banker’s acceptances. Unobservable inputs may include credit spreads, probability of default and recovery rates.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

d)	Financial instruments – continued:

Transfer of financial assets:

The Bank may enter into transactions in which it transfers assets to a third party to obtain alternate sources of funding. The Bank assesses whether substantially all of the risks and rewards of the asset have been transferred to determine if they qualify for derecognition. In the event that the Bank continues to be exposed to substantially all of the repayment, interest rate and/or credit risk associated with the asset, the asset(s) would not qualify for derecognition and would be reflected on the Bank’s Consolidated Balance Sheet.

Derivatives and embedded derivatives:

Derivatives are measured at FVTPL under IFRS 9, except to the extent that they are designated in a hedging relationship.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to the host contract and the combined contract is not carried at fair value. Identified embedded derivatives are separated from the host contract and are recorded at fair value.

e)	Property and equipment:

Property and equipment is carried at cost less accumulated amortization and impairment. Amortization on property and equipment is calculated primarily using the straight-line method over the useful life of the equipment which typically ranges between 5 and 20 years.

Property and equipment is subject to an impairment review if there are events or changes in circumstances which indicate that the carrying amounts may not be recoverable. Amortization expense and impairment write-downs are included in premises and equipment expense in the Consolidated Statements of Comprehensive Income.

f)	Goodwill and intangible assets

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the value allocated to the tangible and intangible assets, less liabilities assumed, based on their fair values. Goodwill is not amortized but rather tested for impairment annually or more frequently if events or change in circumstances indicate that the asset might be impaired. Impairment is determined for goodwill by assessing if the carrying value of cash generating units (“CGUs”) which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

f)	Goodwill and intangible assets – continued:

impairment is recorded in profit or loss in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Intangible assets acquired in a business acquisition are recorded at their fair value. In subsequent reporting periods, intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight-line basis over the expected useful life of the intangible asset. At each reporting date, the carrying value of intangible assets are reviewed for indicators of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. For purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash flows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (CGU). If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount and the impairment loss is recognized in profit or loss. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted at a rate that reflects current market assessments of the time value of money and the risks specific to the assets. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. When an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset in prior years.

g)	Income taxes:

Current income taxes are calculated based on taxable income for the reporting period. Taxable income differs from accounting income because of differences in the inclusion and deductibility of certain components of income which are established by Canadian taxation authorities. Current income taxes are measured at the amount expected to be recovered or paid using statutory tax rates at the reporting period end.

The Bank follows the asset and liability method of accounting for deferred income taxes. Deferred income tax assets and liabilities arise from temporary differences between financial statement carrying values and the respective tax base of those assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

g)	Income taxes – continued:

Deferred income tax assets are recognized in the Consolidated Financial Statements to the extent that it is probable that the Bank will have sufficient taxable income to enable the benefit of the deferred income tax asset to be realized. Unrecognized deferred income tax assets are reassessed for recoverability at each reporting period end.

Current and deferred income taxes are recorded in income for the period, except to the extent that the tax arose from a transaction that is recorded either in Other Comprehensive Income or Equity, in which case the income tax on the transaction will also be recorded either in Other Comprehensive Income or Equity. Accordingly, current and deferred income taxes are presented in the Consolidated Financial Statements as a component of income, or as a component of Other Comprehensive Income.

h)	Employee benefits:

i)	Short-term benefits:

Short-term employee benefit obligations are recognized as employees render their services and are measured on an undiscounted basis.

A liability is recognized for the amount expected to be paid under a short-term cash bonus plan if the Bank has an obligation to make such payments as a result of past service provided by the employee and the obligation can be estimated reliably.

ii)	Share-based payment transactions:

Equity-settled stock options

Employee stock options are measured using the Black-Scholes pricing model which is used to estimate the fair value of the options at the date of grant. Inputs to the Black-Scholes model include the closing share price on the grant date, the exercise price, the expected option life, the expected dividend yield, the expected volatility and the risk-free interest rate. Once the expected option life is determined, it is used in formulating the estimates of expected volatility and the risk-free rate. Expected future volatility is estimated using a historical volatility look-back period that is consistent with the expected life of the option.

The fair value of options which vest immediately are recognized in full as of the grant date, whereas the fair value of options which vest over time are recognized over the vesting period using the graded method which incorporates management’s estimates of the options which are not expected to vest. The effect of a change in the estimated number of options expected to vest is a change in estimate and the cumulative effect of the change is recognized prospectively once the estimate is revised.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3. Significant accounting policies – continued:

h)	Employee benefits - continued:

The fair value of stock options granted is recorded in salaries and benefits expense in the Consolidated Statements of Income and in Share Capital as a component of Contributed Surplus in the Consolidated Balance Sheets. When options are exercised, the consideration received and the estimated fair value previously recorded in Contributed Surplus is recorded as Share Capital. The Bank’s stock option plan is described in note 14.

i)	Share capital:

The Bank’s share capital consists of common shares, preferred shares and contributed surplus.

i)	Share issuance costs:

Costs directly incurred with raising new share capital are charged against equity. Other costs are expensed as incurred.

ii)	Contributed surplus:

Contributed surplus consists of the fair value of stock options granted since inception, less amounts reversed for exercised stock options. If granted options vest and then subsequently expire or are forfeited, no reversal of contributed surplus is recognized.

j)	Segment reporting:

The Bank does not present segmented information in its Consolidated Financial Statements as it has determined that its operations fall into one segment, Canadian Banking.

k)	Leases:

Effective November 1, 2019, the Bank adopted IFRS 16 which sets out prescribed methodology related to the recognition, measurement, presentation and disclosure of operating leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases. IFRS 16 supersedes previous accounting standards for leases, including IAS 17, Leases and IFRIC 4 – Determining whether an arrangement contains a lease. As a result of adopting IFRS 16, the Bank recognized an increase to both assets and liabilities on the Consolidated Balance Sheet, as well as a decrease in rent expense, with a corresponding increase in amortization expense (due to amortization of the right-of-use assets) and an increase in finance costs (due to accretion of the lease obligation).

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

k)	Leases – continued:

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease arrangement based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Bank recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset and/or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of useful life of the right-of-use asset or the lease term using the straight-line method as this methodology most closely reflects the expected pattern of consumption of the associated future economic benefits. The lease term includes periods covered by an option to extend if there is reasonable certainty that the Bank will exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is measured at amortized cost using the effective interest rate method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Bank’s estimate of the amount expected to be payable under a residual value guarantee, or if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or the remeasured amount is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Bank elects to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

l)	Foreign currency translation:

Transactions in foreign currencies are translated into the respective functional currencies of the Bank and its subsidiaries at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate at the reporting date. Foreign currency differences are recognized in profit and loss. Investments classified as fair value through other comprehensive income (FVOCI) denominated in a foreign currency are translated into Canadian dollars at the exchange rate at the reporting date. All resulting changes are recognized in other comprehensive income (loss).

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

3.	Significant accounting policies – continued:

l)	Foreign currency translation – continued:

Foreign operations

The assets and liabilities of the Bank’s US operations, Digital Boundary Group Inc., which has a functional currency other than the Canadian dollar, are translated into Canadian dollars at the exchange rate at the reporting date. The income and expenses of this operation are translated into Canadian dollars at the exchange rate at the date of transaction and the foreign currency differences are recognized in other comprehensive income (loss).

m)	Accounting standard pronouncements adopted in fiscal 2021:

The following accounting standard amendments issued by the IASB became effective for the Bank’s fiscal year beginning on November 1, 2020:

i) Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

ii) Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of “material”.

iii) Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (“IBORS”) with alternative nearly risk-free benchmark rates (referred to as “IBOR reform”).

These amendments did not have a material impact in preparing these interim Consolidated Financial Statements.

4.	Acquisition:

On November 30, 2020, the Bank, through its wholly owned subsidiary DRT Cyber Inc. (“DRTC”), acquired 100% of the shares of 2021945 Ontario Inc. and its wholly owned subsidiary, operating as Digital Boundary Group (“DBG”), in exchange for $8.5 million in cash and a deferred payment obligation in the amount of $1.4 million, for total consideration of $9.9 million. The acquisition was accounted for in accordance with IFRS 3 Business Combinations and DBG’s financial results, since closing, have been included in the Bank’s Interim Consolidated Financial Statements.

DBG is an information technology (IT) security assurance services firm with offices in London, Ontario and Dallas, Texas. DBG provides corporate and government clients with a suite of IT security assurance services, that range from external network, web and mobile application penetration testing through to physical social engineering engagements along with supervisory control and data acquisition (SCADA) system assessments, as well as various aspects of IT security training.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

4.	Acquisition - continued:

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed on acquisition:

(thousands of Canadian dollars)
November 30
Assets and liabilities acquired at fair value	2020

Cash	$1,057
Accounts receivable	1,451
Right-of-use assets	2,473
Other assets	1,194
Intangible assets	3,940
Goodwill	5,754
Deferred income tax liability	(898)
Lease obligations	(2,650)
Other liabilities	(2,381)

$9,940

Intangible assets include customer relationships, brands, non-compete agreements and operational software, all of which have been assessed to have a useful life of 10 years. Goodwill primarily reflects the value of an assembled workforce and the value of future growth prospects and expected business synergies realized as a result of combining the acquired business with the Bank’s existing cybersecurity business. Goodwill as well as portions of the intangible assets are not deductible for income tax purposes.

For the year ended October 31, 2021, the operations of DBG have contributed $5.2 million and $1.5 million to the Bank’s non-interest income and net income respectively, which includes amortization of intangible assets of in the amount of $299,000. The costs associated with the acquisition of DBG totaled $180,000 and were included in the Bank’s non-interest expense.

5.	Cash:

Cash is comprised of deposits with regulated financial institutions.

6.	Loans, net of allowance for credit losses:

Commencing fiscal 2021, the Bank re-organized its lending portfolio into the following four broad asset categories: Commercial Real Estate Mortgages, Commercial Real Estate Loans, Point of Sale Loans and Leases, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

6.	Loans – continued:

underlying collateral, and the applicable market segment. The comparative balances have been recast to reflect the current broad asset categories.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of commercial and residential construction mortgages, commercial term mortgages, commercial insured mortgages and land mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of condominium corporation financing loans and loans to mortgage investment companies.

The Point of Sale Loans and Leases (“POS”) asset category is comprised of point of sale loan and lease receivables acquired from the Bank’s broad network of origination and servicing partners as well as warehouse loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of public sector loans and leases, a small balance of corporate loans and leases and single family residential conventional and insured mortgages.

a)	Portfolio analysis:

(thousands of Canadian dollars)
	2021	2020

Commercial real estate mortgages	$757,576	$606,299
Commercial real estate loans	26,569	25,574
Point of sale loans and leases	1,279,576	980,677
Public sector and other financing	32,587	37,596
	2,096,308	1,650,146

Allowance for credit losses	(1,453)	(1,775)
Accrued interest	8,195	6,539

Total loans, net of allowance for credit losses	$2,103,050	$1,654,910

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

6.	Loans – continued:

The following table provides a summary of loan amounts, ECL allowance amounts, and expected loss (“EL”) rates by lending asset category:

	As at October 31, 2021				As at October 31, 2020
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial real estate mortgages	$694,869	$62,707	$-	$757,576	$530,162	$76,137	$-	$606,299
ECL allowance	980	134	-	1,114	1,174	192	-	1,366
EL %	0.14%	0.21%	0.00%	0.15%	0.22%	0.25%	0.00%	0.23%
Commercial real estate loans	$26,569	$-	$-	$26,569	$25,574	$-	$-	$25,574
ECL allowance	45	-	-	45	137	-	-	137
EL %	0.17%	0.00%	0.00%	0.17%	0.54%	0.00%	0.00%	0.54%
Point of sale loans and leases	$1,277,011	$2,565	$-	$1,279,576	$974,104	$6,573	$-	$980,677
ECL allowance	275	-	-	275	215	-	-	215
EL %	0.02%	0.00%	0.00%	0.02%	0.02%	0.00%	0.00%	0.02%
Public sector and other financing	$32,507	$80	$-	$32,587	$37,596	$-	$-	$37,596
ECL allowance	16	3	-	19	57	-	-	57
EL %	0.05%	0.00%	0.00%	0.06%	0.15%	0.00%	0.00%	0.15%
Loans	$2,030,956	$65,352	$-	$2,096,308	$1,567,436	$82,710	$-	$1,650,146
Total ECL allowance	1,316	137	-	1,453	1,583	192	-	1,775
Total EL %	0.06%	0.21%	0.00%	0.07%	0.10%	0.23%	0.00%	0.11%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its loans in the form of either mortgage interests over property, other registered securities over assets, guarantees and holdbacks on loan and lease receivables included in the POS portfolio (note 12).

The Bank accounts for financial instruments and associated credit risk as detailed in note 3 for Financial Instruments. However, since the onset of COVID-19 in March 2020, the Bank has expanded the depth and scope of its analysis supporting its assessment of impairment to include additional sensitivity analytics performed on its estimated expected credit losses.

Impairment – Allowance for Credit Losses

As set out previously, the Bank must maintain an allowance for expected credit losses that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s allowance for expected credit losses is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

6.	Loans – continued:

profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition, and more specifically changes attributable to the continued impact of COVID-19 on the Canadian economy and the Bank’s business.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgment, where appropriate, to reflect, amongst other items, uncertainty in the Canadian macroeconomic environment attributable to the continued impact of COVID-19.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

6.	Loans – continued:

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The forecast macroeconomic scenario data utilized by the Bank over the course of fiscal 2021 has consistently trended positively over the same timeframe. Key drivers of the most recently available macroeconomic forecast data used in the preparation of the Bank’s 2021 consolidated financial statements include the rate of vaccine distribution and the continued effectiveness of the vaccines at minimizing hospitalizations precipitated by the new variants, consumption growth and the propensity for consumers to spend excess savings accumulated over the course of the pandemic, employment rates, as well as wage and salary growth and the influence of same on future consumer spending, the rate of appreciation of Canadian house prices and the supply of new housing in the market, the timing and scope of the tightening of monetary policy by the Bank of Canada and the impact of same on inflation, the demand for Canadian exports and the implementation of potential future government stimulus programs.

Further, management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at October 31, 2021 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at October 31, 2021:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL
		Upside	Baseline	Downside

Allowance for expected credit losses	$1,453	$860	$1,193	$1,670
Variance from reported ECL		(593)	(260)	217
Variance from reported ECL (%)		(41% )	(18% )	15%

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

6.	Loans – continued:

b)	Allowance for credit losses:

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the year ended October 31, 2021:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Commercial real estate mortgages
Balance at beginning of period	$1,174	$192	$-	$1,366
Transfer in (out) to Stage 1	93	(93)	-	-
Transfer in (out) to Stage 2	(124)	124	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(425)	(22)	-	(447)
Loan originations	421	-	-	421
Derecognitions and maturities	(159)	(67)	-	(226)
Provision for (recovery of) credit losses	(194)	(58)	-	(252)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$980	$134	$-	$1,114

Commercial real estate loans
Balance at beginning of period	$137	$-	$-	$137
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(92)	-	-	(92)
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(92)	-	-	(92)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$45	$-	$-	$45

Point of sale loans and leases
Balance at beginning of period	$215	$-	$-	$215
Transfer in (out) to Stage 1	89	(89)	-	-
Transfer in (out) to Stage 2	(178)	178	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(6,914)	(41)	-	(6,955)
Loan originations	9,116	-	-	9,116
Derecognitions and maturities	(2,053)	(48)	-	(2,101)
Provision for (recovery of) credit losses	60	-	-	60
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$275	$-	$-	$275

Public sector and other financing
Balance at beginning of period	$57	$-	$-	$57
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(35)	-	-	(35)
Loan originations	-	3	-	3
Derecognitions and maturities	(6)	-	(116)	(122)
Provision for (recovery of) credit losses	(41)	3	(116)	(154)
Write-offs	-	-	-	-
Recoveries	-	-	116	116
Balance at end of period	$16	$3	$-	$19

Total balance at end of period	$1,316	$137	$-	$1,453

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

6.	Loans – continued:

b)	Allowance for credit losses (continued):

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the year ended October 31, 2020:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total
Commercial real estate mortgages
Balance at beginning of period	$1,563	$209	$-	$1,772
Transfer in (out) to Stage 1	26	(26)	-	-
Transfer in (out) to Stage 2	(262)	262	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(515)	(253)	-	(768)
Loan originations	399	-	-	399
Derecognitions and maturities	(37)	-	-	(37)
Provision for (recovery of) credit losses	(389)	(17)	-	(406)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,174	$192	$-	$1,366

Commercial real estate loans
Balance at beginning of period	$78	$-	$-	$78
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	56	-	-	56
Loan originations	3	-	-	3
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	59	-	-	59
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$137	$-	$-	$137

Point of sale loans and leases
Balance at beginning of period	$229	$-	$-	$229
Transfer in (out) to Stage 1	119	(119)	-	-
Transfer in (out) to Stage 2	(230)	230	-	-
Transfer in (out) to Stage 3	3	-	(3)	-
Net remeasurement of loss allowance	(5,441)	(58)	5	(5,494)
Loan originations	7,528	-	-	7,528
Derecognitions and maturities	(1,993)	(53)	(2)	(2,048)
Provision for (recovery of) credit losses	(14)	-	-	(14)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$215	$-	$-	$215

Public sector and other financing
Balance at beginning of period	$40	$-	$-	$40
Transfer in (out) to Stage 1	1	(1)	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(21)	1	-	(20)
Loan originations	42	-	-	42
Derecognitions and maturities	(5)	-	-	(5)
Provision for (recovery of) credit losses	17	-	-	17
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$57	$-	$-	$57

Total balance at end of period	$1,583	$192	$-	$1,775

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

6.	Loans – continued:

c)	Maturities and yields:

(thousands of Canadian dollars)
		Within	3 months to	1 year to	2 years to	Over	2021	2020
	Floating	3 months	1 year	2 years	5 years	5 years	Total	Total

Total loans	$659,508	$51,453	$246,853	$231,885	$752,776	$153,833	$2,096,308	$1,650,146
Average
effective yield	5.01%	5.18%	4.02%	4.78%	4.28%	3.79%	4.52%	4.94%

Average effective yields are based on book values and contractual interest rates, adjusted for the amortization of any deferred income and expenses.

d)	Impaired loans:

At October 31, 2021, impaired loans were $nil (October 31, 2020 - $nil).

7.	Other assets:

(thousands of Canadian dollars)
	2021	2020

Accounts receivable	$2,643	$268
Funds held for securitization liabilities (note 11)	-	8,629
Prepaid expenses and other	12,699	6,843
Property and equipment (note 8)	7,075	7,431
Right-of-use assets (notes 3 and 12)	4,817	3,015
Deferred income tax asset (note 15)	2,931	5,145
Investment (note 7a)	953	-
Goodwill (note 7b)	5,754	-
Intangible assets	3,641	-

	$40,513	$31,331

For the year ended October 31, 2021, the amortization expense for the right-of-use assets totalled $695,000 (2020 - $425,000) and the amortization expense for the intangible assets totalled $299,000 (2020 - $nil).

a)	In February 2021, the Bank acquired an 11% investment in Canada Stablecorp Inc. (“Stablecorp”) for cash consideration of $953,000. The Bank made a strategic investment to bring together the necessary financial and technology expertise that will facilitate the development and future issuance of new, highly encrypted digital deposit receipts that the Bank has branded as VCAD and VUSD. The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income (FVOCI) at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income (loss). Amounts recorded in other comprehensive income (loss) will not be reclassified to profit and loss at a later date. As at October 31, 2021, the Bank’s investment in Stablecorp was $953,000.

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

7.	Other assets - continued:

b)	Goodwill relates to the Bank’s acquisition of DBG (note 4) and for the purpose of conducting an annual test for impairment, the Bank’s CGU relates specifically to the operations of DBG. The Bank considered the value-in-use calculation in assessing impairment, and further, the key assumptions underlying the impairment test included 5-years of projected cash flow, a discount rate of 12.4%, an average yearly earnings growth rate of 9% and a terminal growth rate of 2.0%. The Bank did not recognize an impairment charge on the goodwill as the recoverable amount of the CGU exceeded the carrying value of the goodwill.

8.	Property and equipment:

(thousands of Canadian dollars)
	2021	2020

Cost	$16,884	$16,505
Accumulated amortization	(9,809)	(9,074)

	$7,075	$7,431

None of the Bank’s property and equipment is subject to title restrictions, nor is any pledged as security for any of the Bank’s liabilities. Total amortization expense recorded for property and equipment for the year ended October 31, 2021 totalled $735,000 (2020 - $724,000).

9.	Deposits:

(thousands of Canadian dollars)
Maturity period	Demand/	Within	3 months to	1 year to	2 years to	Accrued	2021	2020
	Floating	3 months	1 year	2 years	5 years	Interest	Total	Total

Total deposits	$495,551	$260,915	$399,376	$272,782	$411,649	$12,931	$1,853,204	$1,567,570
Average effective
interest rate	0.00%	1.21%	1.49%	2.04%	1.79%		1.19%	1.55%

Average effective interest rates are based on book values and contractual interest rates.

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

10.	Subordinated notes payable:

(thousands of Canadian dollars)
	2021	2020

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million,
$500,000 is held by related party (note 20), effective interest rate of 10.41%, maturing March 2029.	$4,898	$4,889

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million,
effective interest rate of 5.38%, maturing May 2031.	90,374	-

	$95,272	$4,889

On April 30, 2021 the Bank completed a private placement with U.S. institutional investors of non-viability contingent capital (“NVCC”) compliant fixed to floating rate subordinated notes payable (“the Notes”) in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. Interest will be paid on the Notes semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by the Bank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity date. The Notes will mature on May 1, 2031 unless earlier repurchased or redeemed in accordance with their terms. On or after May 1, 2026, the Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes, in whole at any time or in part from time to time on not less than 30 nor more than 60 days’ prior notice, at a redemption price which is equal to par, plus accrued and unpaid interest. Issue costs associated with the Notes were approximately CAD $2.6 million. Proceeds of the Notes are held in US dollar denominated cash.

11.	Securitization liabilities:

Securitization liabilities include amounts payable to counterparties for cash received upon initiation of securitization transactions, accrued interest on amounts payable to counterparties, and the unamortized balance of deferred costs and discounts which arose upon initiation of the securitization transactions. During the quarter ended April 30, 2020, the Bank redeemed $24.5 million of maturing securitization liabilities. The amounts payable to counterparties, which bore an interest rate of 3.55%, matured in December 2020. Securitized residential insured mortgages and other assets were pledged as collateral for these liabilities.

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

12.	Other liabilities:

(thousands of Canadian dollars)
	2021	2020

Accounts payable and other	$6,893	$4,233
Current income tax liability	2,949	-
Deferred income tax liability	898	-
Lease obligations	5,113	3,084
Cash collateral and amounts held in escrow	7,887	4,012
Holdbacks payable on loan and lease receivables	110,764	96,064

	$134,504	$107,393

Lease obligations reflect the Bank’s liabilities under IFRS 16 that were adopted for the year ended October 31, 2020 (note 3). Upon initial recognition of the lease obligations the Bank also recognized right-of use assets (note 7) corresponding to the lease obligations. The lease obligations are related to the Bank’s multiple leased premises. Effective November 1, 2019, the Bank adopted IFRS 16. Prior to the adoption of IFRS 16 the Bank’s total minimum operating lease commitments as at October 31, 2019 were $6.8 million. The portion of the Bank’s current leasing obligations that were not captured as part of the right-of-use assets continue to be expensed in premises and equipment.

The current leasing arrangements associated with these lease obligations expire between October 2025 and December 2045 with options to renew the leases after the initial lease period. Lease payments are adjusted every three to five years to reflect market rates.

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

13.	Share Capital:

a)	Authorized:

The Bank is authorized to issue an unlimited number of voting common shares with no par value.

The Bank is authorized to issue an unlimited number of Series 1 preferred shares with a par value of $10.00.

b)	Issued and outstanding:

(thousands of Canadian dollars)
	2021		2020
	Shares	Amount	Shares	Amount

Common shares:

Balance, beginning of the year	21,123,559	$152,612	21,123,559	$152,612
Issued during the year	6,325,000	75,101	-	-
Cancelled during the year	(7,477)	(39)	-	-

Outstanding,
end of year	27,441,082	$227,674	21,123,559	$152,612

Series 1 preferred shares:

Outstanding, beginning and
end of year	1,461,460	$13,647	1,461,460	$13,647

Series 3 preferred shares:
Balance, beginning of the year	1,681,320	$15,690	1,681,320	$15,690
Redemption of preferred shares	(1,681,320)	(15,690)	-	-

Outstanding,
end of year	-	$-	1,681,320	$15,690

Contributed surplus:
Balance, beginning and end of year		$145		$145
Total share capital		$241,466		$182,094

Common shares

On September 21, 2021 the Bank completed a treasury offering of 5,500,000 common shares at a price of USD $10.00 per share, the equivalent of CAD $12.80 per share, for gross proceeds of USD $55.0 million. On September 29, 2021, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 825,000 shares (15% of the 5,500,000 common shares issued via the base offering referenced above) at a price of USD $10.00 per share, versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

13.       Share capital – continued:

or CAD $12.68 per share, for gross proceeds of USD $8.3 million. Total net cash proceeds from the common share offering was CAD $73.2 million. However, the Bank’s share capital increased by CAD $75.1 million corresponding to the Common Share Offering and tax effected issue costs in the amount of CAD $5.4 million.

On October 7, 2021, the Bank cancelled, and returned to treasury, 7,477 common shares with a value of $39,000 or $5.24 per common share. The cancelled shares represent predecessor share classes which had not been deposited and exchanged for VersaBank common shares in connection with the Bank’s amalgamation with PWC Capital Inc. on January 31, 2017.

Series 1 Preferred shares:

The Bank is authorized to issue an unlimited number of Series 1 preferred shares with a par value of $10.00. These preferred shares are Basel III-compliant, non-cumulative five year rate reset preferred shares which includes non-viability contingent capital (“NVCC”) provisions which would require the preferred shares to be converted to common shares upon a trigger event (as defined by OSFI).

The holders of the Series 1 preferred shares are entitled to receive a non-cumulative fixed dividend in the amount of $0.6772 annually per share, payable quarterly, as and when declared by the Board of Directors for the period ending October 31, 2024. The dividend represents an annual yield of 6.772% based on the stated issue price per share. Thereafter, the dividend rate will reset every five years at a level of 543 basis points over the then five year Government of Canada bond yield.

The Bank maintains the right to redeem, subject to the approval of OSFI, up to all of the outstanding Series 1 preferred shares on October 31, 2024 and on October 31 every five years thereafter at a price of $10.00 per share. Should the Bank choose not to exercise its right to redeem the Series 1 preferred shares, holders of these shares will have the right to convert their shares into an equal number of non-cumulative, floating rate Series 2 preferred shares. Holders of Series 2 preferred shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors, equal to the 90-day Government of Canada Treasury bill rate plus 543 basis points.

Upon the occurrence of a trigger event (as defined by OSFI), each Series 1 or 2 preferred share will be automatically converted, without the consent of the holders, into common shares of the Bank. Conversion to common shares will be determined by dividing the preferred share conversion value ($10.00 per share plus any declared but unpaid dividends) by the common share value (the greater of (i) the floor price of $0.75 and (ii) the current market value price calculated as the volume weighted average trading price for the ten consecutive trading days ending on the day immediately prior to the date of the conversion).

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

13.	Share capital – continued:

Series 3 Preferred shares:

On April 30, 2021, the Bank redeemed all of its 1,681,320 outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. Transaction costs, incurred at issuance in the amount of $1.1 million were applied against retained earnings.

14.	Stock-based compensation:

Equity-settled stock options:

The Bank has a stock option plan for its employees and officers. Options are granted at an exercise price set at the closing market price of the Bank’s common shares on the day preceding the date on which the option is granted and are exercisable within ten years of issue. Options are usually granted with graded vesting terms. One third of the grant vests immediately, one third vests on the first anniversary of the grant date, and one third vests on the second anniversary of the grant date. In limited cases, some options are granted with immediate vesting terms.

For the year ended October 31, 2021, the Bank recognized stock-based compensation expense of $nil (2020 - $nil). As at October 31, 2021, the outstanding options totaled 40,000 (2020 – 42,017). The options are fully vested and exercisable into common shares at $7.00 per share and expire on October 31, 2023. No stock options were granted during the years ended October 31, 2021 and October 31, 2020.

15.	Income taxes:

Income taxes, including both the current and deferred portions, vary from the amounts that would be computed by applying the aggregated statutory federal and provincial tax rate of 27% (2020 – 27%) to income before income taxes. Income taxes have been computed as follows:

(thousands of Canadian dollars)
	2021	2020

Income before income taxes	$30,789	$26,752
Income tax rate	27%	27%

Expected income tax provision	8,313	7,223

Tax rate differential	(83)	(83)
Unrecognized deferred tax asset	159	109
Other permanent differences	20	98

Income taxes	$8,409	$7,347

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

15.	Income taxes – continued:

Income taxes is comprised of the following:

(thousands of Canadian dollars)
	2021	2020

Current income taxes	$4,319	$-
Deferred income taxes	4,090	7,347
Income taxes	$8,409	$7,347

The components of the recognized deferred income tax assets (liabilities) and related changes, as recognized in net income, equity or accumulated comprehensive income, are as follows:

(thousands of Canadian dollars)
		Recognized	Recognized	Recognized
	November 1,	in net	on acquisition	directly to	October 31,
	2020	income	of DBG	equity	2021

Allowance for credit losses	$474	$(86)	$-	$-	$388
Loss carry forwards	4,166	(3,828)	-	-	338
Share issue and financing costs	87	(590)	-	1,876	1,373
Deposit commissions	(865)	(116)	-	-	(981)
Intangibles assets	-	-	(898)	-	(898)
Deferred loan fees	526	231	-	-	757
Other	757	299	-	-	1,056

Net deferred income tax assets	$5,145	$(4,090)	$(898)	$1,876	$2,033

(thousands of Canadian dollars)
		Recognized	Recognized
	November 1,	in net	directly to	October 31,
	2019	income	equity	2020

Allowance for credit losses	$566	$(92)	$-	$474
Loss carry forwards	10,294	(6,994)	866	4,166
Share issue and financing costs	162	(75)	-	87
Deposit commissions	(757)	(108)	-	(865)
Deferred loan fees	617	(91)	-	526
Other	744	13	-	757

Net deferred income tax assets	$11,626	$(7,347)	$866	$5,145

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

15.	Income taxes – continued:

The net deferred taxes are comprised of:

(thousands of Canadian dollars)
	2021	2020

Deferred tax assets	$2,931	$5,145
Deferred tax liabilities	(898)	-
Net deferred income tax assets	$2,033	$5,145

The Bank is subject to Part VI.1 tax which is a 40% tax on dividends paid on taxable preferred shares under the Income Tax Act (Canada). The Part VI.1 tax of $631,000 (2020 - $866,000) and related tax recovery is recorded through equity.

At October 31, 2021, the Bank had income tax losses which can be carried forward to reduce taxable income in future years. These loss carry forwards of the Bank will expire, if unused, as follows:

	Canadian	United States
(thousands of Canadian dollars)	Tax Losses	Tax Losses	Total

2034	$-	$-	$-
2035	-	-	-
2036	-	-	-
2037	-	-	-
2038	55	-	55
2039	549	-	549
2040	631	-	631
No expiry	-	970	970
	$1,235	$970	$2,205

The deferred tax asset of $268,000 (2020 - $109,000) relating to the United States tax losses has not been recognized in these statements.

In addition, the Bank has approximately $9.5 million (2020 - $9.5 million) of capital loss carry forwards which may be applied against future capital gains and for which the deferred tax asset of $1.3 million (2020 - $1.3 million) has not been recognized.

A deferred tax liability on taxable temporary differences of approximately $1.5 million (2020 - $nil) relating to the Bank’s investment in its subsidiaries was not recognized as the Bank is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

16.	Per share amounts:

Basic and diluted income per common share

(thousands of Canadian dollars)
	2021	2020

Net income	$22,380	$19,405
Preferred share dividends paid	(1,578)	(2,168)
Net income available to common shareholders	20,802	17,237

Weighted average number of common shares outstanding	21,752,930	21,123,559

Basic and diluted income per common share:	$0.96	$0.82

The Series 1 NVCC preferred shares are contingently issuable shares and do not have a dilutive impact. The outstanding employee stock options are dilutive but are de minimis and therefore have no impact on the Bank’s income per share amounts.

17.	Nature and extent of risks arising from financial instruments:

Risk management involves the identification, ongoing assessment, managing and monitoring of material risks that could adversely affect the Bank. The Bank is exposed to credit risk, liquidity risk, and market risks.

Senior management is responsible for establishing the framework for identifying risks and developing appropriate risk management policies and procedures. The Bank’s Board of Directors, either directly or indirectly through its committees, reviews and approves corporate policies, including specific reporting procedures. This enables them to monitor ongoing compliance with policies, delegate limits and review management’s assessment of risk in its material risk taking activities. The Bank’s Chief Internal Auditor provides a periodic review of policies and procedures to ensure that they are appropriate, effective and being followed and that adequate controls are in place in order to mitigate risk to acceptable levels. The Chief Internal Auditor reports directly to the Audit Committee of the Board of Directors. In addition, the Bank has an ongoing risk and compliance management program with the Chief Compliance Officer, who reports directly to the Board of Directors, and the Chief Risk Officer, who reports directly to the Risk Oversight Committee.

Credit Risk

Credit risk is the risk of loss associated with a borrower, guarantor, or counterparty’s inability or unwillingness to fulfill its contractual obligations. The Bank is exposed to credit risk primarily as a result of its lending activities but also, from time to time, as a result of investing in securities. The Bank manages its lending activity credit risk using policies that have been recommended by the Chief Credit Officer and the Chief Risk Officer to the Risk Oversight Committee, who then recommend the policies to the Board of Directors for approval. These policies consist of approval procedures and limits on loan amounts, portfolio concentration, geographic concentration, industry concentration, asset category, versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

17.	Nature and extent of risks arising from financial instruments – continued:

loans to any one entity and associated groups, a risk rating policy that provides for risk rating each asset in its total asset portfolio, and early recognition of problem accounts with an action plan for each account. The Risk Oversight Committee reviews these policies on an ongoing basis.

Motivated by the volatility in the Canadian economy attributable to the impact of COVID-19, the Bank’s credit risk department has taken a number of steps to increase the frequency and comprehensiveness of its review and assessment of the Bank’s credit risk profile as well as in its monitoring of the general activity within each of the Bank’s lending portfolios, including annual and interim reviews, risk rating adjustments, new credit volumes, funding requirements, requests for deferrals, concessions or restructurings and any risk rating adjustments precipitating from same. Further, the Bank’s credit risk department maintains a rigorous review of adherence to the Bank’s credit adjudication policies.

The Bank manages credit risk associated with securities included in its Treasury portfolio by applying policies that have been recommended by the Chief Credit Officer to the Risk Oversight Committee, which then recommends the policies to the Board of Directors for approval. These policies consist of approval procedures and restrictions in the selection of security dealers, restrictions in the nature of securities selected, and in setting securities portfolio concentration limits. The Risk Oversight Committee reviews these policies on an ongoing basis.

The Risk Oversight Committee, comprised entirely of independent directors, performs the following functions related to credit risk:

•	Recommends policies governing management of credit risks to the Board of Directors for approval and reviews credit risk policies on an ongoing basis to ensure they are prudent and appropriate given possible changes in market conditions and corporate strategy.

•	Concurs with credits exceeding the levels delegated to management, prior to commitment.

•	Reviews, on a regular basis, watchlist accounts, impaired loans and accounts that have gone into arrears and expected credit loss analysis on a quarterly basis.

See note 6 for information relating to credit risk associated with loans.

There was no material change in the Bank’s processes for managing credit risk during the year.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet the demand for cash to fund obligations as they come due. The Bank is exposed to liquidity risk as a result of timing differences in the cash flows of its lending activities, security investment activities and deposit taking activities. The Bank has established policies to ensure that its cash outflows and inflows are closely matched and that its sources of deposits are diversified between funding sources and over a wide geographic area. With the onset of COVID-19, management considered the general activity and trends in its key deposit markets, the expected versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

17.	Nature and extent of risks arising from financial instruments – continued:

duration, scope and impact of active monetary and fiscal policy stimulus programs and the anticipated impact of same on its future cashflow requirements in its assessment of the Bank’s liquidity risk profile.

The Risk Oversight Committee recommends policies governing management of liquidity risk to the Board for approval and reviews liquidity policies on an ongoing basis. It receives and reviews quarterly securities portfolio reports and liquidity risk reports from management relating to its liquidity position. Additionally, an Asset Liability Committee, consisting of members of senior management, monitors liquidity risk, reviews compliance with policies and discusses strategies in this area.

See note 18 for information relating to liquidity risk associated with the Bank’s asset and liability gaps in maturities. There was no material change in the Bank’s processes for managing liquidity risk during the year.

Market Risk

Market risk is the risk of a negative impact on the balance sheet and/or income statement resulting from changes or volatility in market factors such as interest rates or market prices. The Bank’s principal market risk arises from interest rate risk as the Bank does not consistently undertake any foreign exchange or trading activities. The Risk Oversight Committee is charged with recommending policies that govern market risk to its Board of Directors for approval and with reviewing the policies on an ongoing basis.

Foreign exchange risk or currency risk is the risk that transacting in any currency apart from the Bank’s base currency can result in gains or losses due to currency fluctuations resulting in the possibility that a foreign denominated transaction’s value may decrease due to changes in the relative value of the currency pair. Any appreciation/depreciation in the foreign currency versus the local currency will give rise to foreign exchange risk. The Bank does not consistently undertake any foreign exchange or trading activities, but actively manages any material foreign exchange risk exposure derived from the Bank’s normal course business activities through, where possible the establishment of a natural foreign currency hedge or, if necessary through foreign exchange contracts established with high quality counterparties in order to mitigate the impact of changes in foreign exchange rates on the Bank’s financial results and position.

Interest rate risk is the risk that a movement in interest rates could negatively impact spread, net interest income and the economic value of assets, liabilities and shareholders’ equity. The Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis. Management prepares regular reports to the Board to allow for ongoing monitoring of the Bank’s interest rate risk position. The Asset Liability Committee reviews the results of these analyses on a monthly basis and monitors compliance with limits set by corporate policy.

The management of interest rate risk also includes stress testing the Bank’s financial assets and liabilities to various standard and non-standard interest rate scenarios. Standard scenarios that are versabank

Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

17.	Nature and extent of risks arising from financial instruments – continued:

considered include a 100 basis point (bps) parallel upward and downward shift in all yield curves applicable to the Bank.

The results of an analysis of the Bank’s sensitivity to an increase or decrease in market interest rates, assuming no asymmetrical movement in yield curves and a static balance sheet are set out below:

Interest Rate Position

(thousands of Canadian dollars)
	2021		2020
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Sensitivity of projected net interest
income during a 12 month period	$4,147	$(3,220)	$2,569	$(2,099)
Sensitivity of reported equity
during a 60 month period	1,603	(1,586)	(2,527)	1,604

Duration difference between assets and
liabilities (months)	2.3		0.6

There was no material change in the Bank’s processes for managing interest rate risk during the year.

As at October 31, 2021 and October 31, 2020 the Bank did not have any outstanding contracts to hedge fair value exposure attributed to interest rate risk. The Bank uses on-balance sheet strategies to manage its interest rate risk.

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

18.	Interest rate risk and liquidity risk:

The Bank is exposed to interest rate risk as a consequence of the mismatch, or gap, between assets and liabilities scheduled to mature or reset on particular dates. The gaps, which existed at October 31, 2021 are set out below:

(thousands of Canadian dollars)
	Floating	Within	3 months to	1 year to	2 years to	Over	Non-interest
	rate	3 months	1 year	2 years	5 years	5 years	rate sensitive	Total

Assets
Cash	$271,523	$-	$-	$-	$-	$-	$-	$271,523
Effective rate	0.70%

Loans	659,508	51,453	246,853	231,885	752,776	153,833	6,742	2,103,050
Effective rate	5.01%	5.18%	4.02%	4.78%	4.28%	3.79%

Other	-	-	-	-	-	-	40,513	40,513
Effective rate

Total Assets	$931,031	$51,453	$246,853	$231,885	$752,776	$153,833	$47,255	$2,415,086

Liabilities
Deposits	$495,551	$260,915	$399,376	$272,782	$411,649	$-	$12,931	$1,853,204
Effective rate	0.00%	1.21%	1.49%	2.04%	1.79%

Subordinated notes	-	-	-	-	-	95,272	-	95,272
Effective rate						5.64%

Other	118,651	-	-	-	-	-	15,853	134,504
Effective rate	0.33%

Equity	-	-	-	-	13,647	-	318,459	332,106
Effective rate					6.77%

Total liabilities and equity	$614,202	$260,915	$399,376	$272,782	$425,296	$95,272	$347,243	$2,415,086

October 31, 2021 gap	$316,829	$(209,462)	$(152,523)	$(40,897)	$327,480	$58,561	$(299,988)	$-
Cumulative	$316,829	$107,367	$(45,156)	$(86,053)	$241,427	$299,988	$-	$-

October 31, 2020 gap	$208,947	$(156,219)	$(188,721)	$(130,629)	$338,148	$148,676	$(220,202)	$-
Cumulative	$208,947	$52,728	$(135,993)	$(266,622)	$71,526	$220,202	$-	$-

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

19.	Fair value of financial instruments:

The amounts set out in the table below represent the fair value of the Bank’s financial instruments:

(thousands of Canadian dollars)
	2021		2020

	Book Value	Fair Value	Book Value	Fair Value

Assets
Cash	$271,523	$271,523	$257,644	$257,644
Loans	2,103,050	2,118,636	1,654,910	1,665,473
Other financial assets	3,596	3,596	8,897	8,897

Liabilities
Deposits	$1,853,204	$1,860,332	$1,567,570	$1,607,495
Subordinated notes payable	95,272	97,910	4,889	5,000
Securitization liabilities	-	-	8,745	8,778
Other financial liabilities	130,657	130,657	107,393	107,393

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgment and as such, may not be reflective of future fair values. The Bank’s loans and deposits lack an available market as they are not typically exchanged. Therefore, they have been valued as described below and are not necessarily representative of amounts realizable upon immediate settlement.

The fair value amounts have been determined using the following valuation methods and assumptions:

•	The fair value of loans is based on net discounted cash flows using market interest rates and applicable credit spreads for borrowers.

•	The fair value of deposits is determined based on discounted cash flows using market interest rates.

•	The fair value of subordinated notes payable is determined by referring to current values for similar debt instruments.

•	The fair value of securitization liabilities is determined based on discounted cash flows using market interest rates.

•	The fair value of other financial assets is approximately equal to their book value due to the short-term nature of the instruments except for the investment in Stablecorp which is measured at fair value at each reporting period with changes in value reflected in the Bank’s other comprehensive income. The estimated fair value of the Stablecorp investment was based on a Level 3 fair value hierarchy, which did not use inputs that are based on observable market data given that the entity is privately-held.

•	The fair value of other financial liabilities is approximately equal to their book value due to the short-term nature of the instruments except for lease obligations. However, the fair value of the Bank’s

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

19.	Fair value of financial instruments - continued:

lease obligations is approximately equal to their book value given that there has been no movement in the market interest rates associated with these leases.

20.	Related party transactions:

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel and the Bank has issued loans and advances to some of these individuals. At October 31, 2021, amounts due from key management personnel totalled $1.5 million (2020 - $1.4 million) and an amount due from a corporation controlled by key management personnel totalled $2.8 million (2020 - $2.6 million). The interest rates charged on loans and advances to related parties are based on mutually agreed upon terms. Interest income earned on related party loans for the year ended October 31, 2021 totalled $83,000 (2020 - $62,000). There were no specific provisions for credit losses associated with loans issued to key management personnel (2020 - $nil), and all loans issued to key management personnel were current as at October 31, 2021 and 2020.

In March 2019, the Bank issued a $500,000 subordinated note payable to key management personnel which bears an interest rate of 10% and matures in March 2029 (note 10).

Total compensation expense recognized for key management personnel for the year ended October 31, 2021, was $6.1 million (2020 - $5.4 million).

21.	Commitments and contingencies:

a)	Credit commitments:

The amount of credit related commitments represents the maximum amount of additional credit that the Bank could be obliged to extend. Under certain circumstances, the Bank may cancel loan commitments at its option. Letters of credit amounts are not necessarily indicative of the associated credit risk exposure as many of these arrangements are contracted for a limited period of usually less than one year and will expire or terminate without being drawn upon.

(thousands of Canadian dollars)
	2021	2020

Loan commitments	$296,248	$238,724
Letters of credit	46,462	50,284

	$342,710	$289,008

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

21.       Commitments and contingencies - continued:

b)	Pledged assets:

In the ordinary course of business, assets are pledged against the following off-balance sheet items:

(thousands of Canadian dollars)
	2021	2020

Securitized contracts	$-	$1,318
Letters of credit	7,803	3,914

	$7,803	$5,232

22.	Capital management:

a)	Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position, OSFI sets and monitors capital requirements for the Bank. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements and current and anticipated financial market conditions.

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has policies setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, and therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

22.	Capital management - continued:

1.25% of its credit risk-weighted assets calculated under the Standardized Approach. Further to this, and as a result of the onset of COVID-19 and the economic uncertainty precipitated by same,

OSFI introduced guidance over the course of the second quarter of fiscal 2020 that set out transitional arrangements pertaining to the capital treatment of expected credit loss provisioning which allows for a portion of eligible ECL allowance amounts to be included in CET1 capital, on a transitional basis, over the course of the period ranging between 2020 and 2022 inclusive. The portion of the Bank’s ECL allowance that is eligible for inclusion in CET1 capital is calculated as the increase in the sum of Stage 1 and Stage 2 ECL allowance amounts estimated in the current period relative to the sum of Stage 1 and Stage 2 ECL allowance amounts estimated for the baseline period, which has been designated by OSFI to be the three months ended January 31, 2020, adjusted for tax effects and multiplied by a scaling factor. The scaling factor was set by OSFI at 70% for fiscal 2020, 50% for fiscal 2021 and 25% for fiscal 2022. The impact of the capital treatment of expected credit loss provisioning on the Bank’s capital levels and associated capital ratios is presented in the table below.

On April 30, 2021, the Bank redeemed all of its 1,681,320 outstanding Non-Cumulative Series 3 preferred shares (NVCC) using cash on hand. The amount paid on redemption for each share was $10.00, and in aggregate $16.8 million. Transaction costs, incurred at issuance in the amount of $1.1 million were applied against retained earnings.

On April 30, 2021, the Bank completed a private placement of NVCC compliant fixed to floating rate subordinated notes (“the Notes”), in the principal amount of USD $75.0 million, equivalent to CAD $92.1 million as at April 30, 2021. Interest will be paid on the Notes semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by the Bank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity date. Proceeds of the Notes are held in US dollar denominated cash. Upon issuance of the Notes, the Bank received confirmation from the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), that the Notes qualify as Tier 2 capital of the Bank pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline, including the NVCC Requirements specified in section 2.2 of the CAR Guideline.

On September 21, 2021 the Bank completed a Treasury offering of 5,500,000 common shares at a price of USD $10.00 per share, the equivalent of CAD $12.80 for gross proceeds of USD $55.0 million. On September 29, 2021, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 825,000 shares (15% of the 5,500,000 common shares issued via the base offering referenced above) at a price of USD $10.00 per share, or CAD $12.68 per share for gross proceeds of USD $8.3 million. Total net proceeds of the offering were CAD $73.2 million (note 13), however, the Bank’s regulatory capital increased by CAD $75.1 million

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

22.	Capital management - continued:

corresponding to the Common Share Offering and tax effected issue costs in the amount of CAD $5.4 million.

During the year ended October 31, 2021, there were no material changes in the Bank’s management of capital.

b)	Risk-Based Capital Ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.50% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk adjusted capital and risk-weighted assets including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off balance sheet assets of the Bank are assigned a weighting ranging between 0% to 150% to determine the Bank’s risk weighted equivalent assets and its risk-based capital ratios.

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)

	2021	2021	2020
	"Transitional"	"All in"	"All in"

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$227,819	$227,819	$152,757
Retained earnings	90,644	90,644	73,194
Accumulated other comprehensive income	(4)	(4)	-
CET1 before regulatory adjustments	318,459	318,459	225,951
Regulatory adjustments applied to CET1	(12,751)	(12,751)	(6,592)
Common Equity Tier 1 capital	$305,708	$305,708	$219,359

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$13,647	$13,647	$29,337
Total Tier 1 capital	$319,355	$319,355	$248,696

Tier 2 capital
Directly issued capital instruments	$97,910	$97,910	$5,000
Tier 2 capital before regulatory adjustments	97,910	97,910	5,000
Eligible stage 1 and stage 2 allowance	1,453	1,453	1,775
Total Tier 2 capital	$99,363	$99,363	$6,775
Total regulatory capital	$418,718	$418,718	$255,471
Total risk-weighted assets	$2,013,544	$2,013,544	$1,580,939
Total risk-weighted assets
CET1 capital ratio	15.18%	15.18%	13.88%
Tier 1 capital ratio	15.86%	15.86%	15.73%
Total capital ratio	20.80%	20.80%	16.16%

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Notes to Consolidated Financial Statements

Years ended October 31, 2021 and 2020

22.	Capital management – continued:

c)	Leverage ratio

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	2021	2021	2020
	"Transitional"	"All-in"	"All-in"

On-balance sheet assets	$2,415,086	$2,415,086	$1,943,885
Asset amounts adjusted in determining the Basel III
Tier 1 capital	(12,751)	(12,751)	(6,592)
Total on-balance sheet exposures	2,402,335	2,402,335	1,937,293

Off-balance sheet exposure at gross notional amount	$342,710	$342,710	$289,008
Adjustments for conversion to credit equivalent amount	(210,065)	(210,065)	(186,524)
Off-balance sheet exposures	132,645	132,645	102,484

Tier 1 capital	319,355	319,355	248,696
Total exposures	2,534,980	2,534,980	2,039,777

Leverage ratio	12.60%	12.60%	12.19%

As at October 31, 2021 and 2020, the Bank was in compliance with the leverage ratio prescribed by OSFI.

23.	Comparative information:

The financial statements have been reclassified, where applicable, to conform to the presentation used in the current year. The changes do not affect prior year earnings.